Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Gold Standard Ventures Corp. (the “Company”)
Suite 610-815 West Hastings Street
Vancouver, British Columbia
V6C 1B4

ITEM 2.	Date of Material Change

September 5, 2018

ITEM 3.	News Release

A news release relating to the material change described herein was disseminated on September 5, 2018 via GlobeNewswire.

ITEM 4.	Summary of Material Change

The Company announced that it has closed a non-brokered private placement previously announced on August 28, 2018 (the “Private Placement”) for aggregate gross proceeds of C$10,723,347 following the issuance of 5,230,901 common shares in the capital of the Company (“Shares”) at a price of C$2.05 per Share (the “Offering Price”).

ITEM 5.	Full Description of Material Change

The Company announced that it has closed the Private Placement for aggregate gross proceeds of C$10,723,347 following the issuance of 5,230,901 Shares at the Offering Price. As a result of positive institutional and retail demand for the Private Placement, the Company amended the previously announced terms of the Private Placement to offer an additional 108,951 Shares at the Offering Price, for additional gross proceeds of C$223,349.

Goldcorp Inc. purchased, as part of the Private Placement, 2,926,829 Shares at the Offering Price for total proceeds of C$5,999,999.45 and now owns 35,325,291 Shares representing approximately 13.60% of the issued and outstanding Shares on a non-diluted basis.

OceanaGold Corporation through its wholly-owned subsidiary, 1015776 B.C. Ltd., purchased, as part of the Private Placement, 975,609 Shares at the Offering Price for total proceeds of C$1,999,998.45 and now owns 40,459,161 Shares representing approximately 15.57% of the issued and outstanding Shares on a non-diluted basis.

The net proceeds of the Private Placement will be used for continued exploration and early-stage development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact: Glenn Kumoi VP General Counsel and Corporate Secretary (778) 892 2502 glenn@goldstandardv.com

ITEM 9.	Date of Report

September 11, 2018

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking information and forward-looking statements (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, the use of proceeds from the Private Placement, are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.